Exhibit 3.1

AMENDMENT DATED AS OF MAY 17, 2011
TO
BYLAWS OF
COMMUNITY BANK SHARES OF INDIANA, INC.

Amendment to ARTICLE II of the Bylaws.  ARTICLE II of the Bylaws is hereby amended by (i) deleting in its entirety Section 2.3, and (ii) replacing the previous text of Section 2.3 with the following text as a new Section 2.3:

Organization.  Each meeting of the stockholders shall be presided over by a Chairman of the Meeting, who shall be designated by the Board of Directors, or in the absence of such designation, shall be chosen by a vote of the stockholders at the beginning of the meeting of stockholders.  The Chairman of the Meeting shall preside at and act as chairman of such meeting of the stockholders; and the Secretary, or in his absence, any person appointed by the Chairman of the Meeting, shall act as secretary of such meeting. The Chairman of the Meeting of the stockholders, unless prescribed by law or regulation, shall determine the order of business and procedures at the meeting, including such regulation of the manner of voting and the conduct of discussions as shall be deemed appropriate by him in his sole discretion.  The Chairman of the Meeting shall conduct such meeting in a businesslike and fair manner, but shall not be obligated to follow any technical, formal, or parliamentary rules or principles of procedure.  Without limiting the generality of the foregoing, the Chairman of the Meeting shall have all the powers usually vested in a chairman of a meeting of stockholders.